Exhibit 99.2

SEA LIMITED UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2021

SEA LIMITED

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

Page

Unaudited Interim Condensed Consolidated Financial Statements
Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2020 and June 30, 2021	1 – 4
Unaudited Interim Condensed Consolidated Statements of Operations for the Six Months Ended June 30, 2020 and 2021	5 – 6
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for the Six Months Ended June 30, 2020 and 2021	7
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2020 and 2021	8 – 9
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders' Equity for the Six Months Ended June 30, 2020 and 2021	10 – 12
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	13 – 41

SEA LIMITED UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Amounts expressed in thousands of US dollars (“$”))

		As of December 31,	As of June 30,
	Note	2020	2021
		$_	$_

ASSETS
Current assets
Cash and cash equivalents		6,166,880	4,645,383
Restricted cash		859,192	1,328,060
Accounts receivable, net of allowance for credit losses of $7,978 and $4,971, as of December 31, 2020 and June 30, 2021 respectively		362,999	382,662
Prepaid expenses and other assets		1,054,229	1,202,889
Loans receivable, net of allowance for credit losses of $20,872 and $58,832, as of December 31, 2020 and June 30, 2021 respectively	4	285,937	762,485
Inventories, net		64,219	99,477
Short-term investments	5	126,099	962,141
Amounts due from related parties		19,449	14,001

Total current assets		8,939,004	9,397,098

Non-current assets
Property and equipment, net		386,401	442,122
Operating lease right-of-use assets, net		234,555	388,073
Intangible assets, net		39,773	42,137
Long-term investments	5	190,482	286,372
Prepaid expenses and other assets		204,804	301,104
Loans receivable, net of allowance for credit losses of $19,612 and $15,058, as of December 31, 2020 and June 30, 2021 respectively	4	117,149	45,488
Restricted cash		27,321	29,457
Deferred tax assets		99,904	114,862
Goodwill	3	216,278	476,334

Total non-current assets		1,516,667	2,125,949

Total assets		10,455,671	11,523,047

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued) (Amounts expressed in thousands of US dollars (“$”))

		As of December 31,	As of June 30,
	Note	2020	2021
		$_	$_

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable (including accounts payable of the Consolidated VIEs without recourse to the primary beneficiaries of $19,290 and $12,821 as of December 31, 2020 and June 30, 2021, respectively)		121,637	179,551
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of $107,512 and $127,510 as of December 31, 2020 and June 30, 2021, respectively)		2,033,461	2,670,816
Advances from customers (including advances from customers of the Consolidated VIEs without recourse to the primary beneficiaries of $11,014 and $16,652 as of December 31, 2020 and June 30, 2021, respectively)		161,379	206,383
Amounts due to related parties (including amounts due to related parties of the Consolidated VIEs without recourse to the primary beneficiaries of $2,347 and $3,805 as of December 31, 2020 and June 30, 2021, respectively)		42,613	60,017
Operating lease liabilities (including operating lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of $10,122 and $6,543 as of December 31, 2020 and June 30, 2021, respectively)		74,506	113,544
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of $212,377 and $204,926 as of December 31, 2020 and June 30, 2021, respectively)		2,150,165	2,538,838
Income tax payable (including income tax payable of the Consolidated VIEs without recourse to the primary beneficiaries of $566 and $1,790 as of December 31, 2020 and June 30, 2021, respectively)		52,306	114,448

Total current liabilities		4,636,067	5,883,597

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued) (Amounts expressed in thousands of US dollars (“$”))

		As of December 31,	As of June 30,
	Note	2020	2021
		$_	$_

Non-current liabilities
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of $1,907 and $1,738 as of December 31, 2020 and June 30, 2021, respectively)		36,159	61,036
Operating lease liabilities (including operating lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of $16,916 and $6,642 as of December 31, 2020 and June 30, 2021, respectively)		177,870	299,476
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of $55,200 and $70,953 as of December 31, 2020 and June 30, 2021, respectively)		343,297	396,138
Convertible notes (including convertible notes of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2020 and June 30, 2021, respectively)	6	1,840,406	1,282,496
Deferred tax liabilities (including deferred tax liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2020 and June 30, 2021, respectively)		1,526	1,272
Unrecognized tax benefits (including unrecognized tax benefits of the Consolidated VIEs without recourse to the primary beneficiaries of $107 and $107 as of December 31, 2020 and June 30, 2021, respectively)		107	107

Total non-current liabilities		2,399,365	2,040,525

Total liabilities		7,035,432	7,924,122

Commitments and contingencies	13

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (continued) (Amounts expressed in thousands of US dollars (“$”))

		As of December 31,	As of June 30,
	Note	2020	2021
		$	$
Shareholders’ equity
Class A Ordinary shares (Par value of US$0.0005 per share; Authorized: 14,800,000,000 and 14,800,000,000 shares as of December 31, 2020 and June 30, 2021 respectively; Issued and outstanding: 359,755,767 and 382,489,822 shares as of December 31, 2020 and June 30, 2021, respectively)		179	190
Class B Ordinary shares (Par value of US$0.0005 per share; Authorized: 200,000,000 and 200,000,000 shares as of December 31, 2020 and June 30, 2021, respectively; Issued and outstanding: 152,175,703 and 152,175,703 shares as of December 31, 2020 and June 30, 2021, respectively)		76	76
Additional paid-in capital		8,526,571	9,587,617
Accumulated other comprehensive income (loss)		4,681	(22,989)
Statutory reserves		2,363	1,766
Accumulated deficit		(5,150,958)	(6,006,493)

Total Sea Limited shareholders’ equity		3,382,912	3,560,167
Non-controlling interests		37,327	38,758

Total shareholders’ equity		3,420,239	3,598,925

Total liabilities and shareholders' equity		10,455,671	11,523,047

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Amounts expressed in thousands of US dollars (“$”))

		For the Six Months ended June 30,
Note		2020	2021
		$_	$_

Revenue
Service revenue
Digital entertainment		753,629	1,805,602
E-commerce and other services		631,264	1,772,040

Sales of goods		212,061	466,550

Total revenue		1,596,954	4,044,192

Cost of revenue
Cost of service
Digital entertainment		(299,231)	(540,936)
E-commerce and other services		(673,815)	(1,491,286)

Cost of goods sold		(216,282)	(435,667)

Total cost of revenue		(1,189,328)	(2,467,889)

Gross profit		407,626	1,576,303

Operating income (expenses)
Other operating income		57,925	147,095
Sales and marketing expenses		(694,665)	(1,600,284)
General and administrative expenses		(271,480)	(491,850)
Research and development expenses		(139,933)	(313,693)

Total operating expenses		(1,048,153)	(2,258,732)

Operating loss		(640,527)	(682,429)
Interest income		15,206	14,969
Interest expense		(67,927)	(49,606)
Investment gain (loss), net		58,968	(19,770)
Changes in fair value of convertible notes		(87)	–
Foreign exchange gain		12,687	6,094

Loss before income tax and share of results of equity investees		(621,680)	(730,742)
Income tax expense	8	(51,058)	(126,216)
Share of results of equity investees		(1,588)	1,198

Net loss		(674,326)	(855,760)

Net profit attributable to non-controlling interests		(148)	(372)

Net loss attributable to Sea Limited’s ordinary shareholders		(674,474)	(856,132)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (continued) (Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

		For the Six Months ended June 30,
	Note	2020	2021
		$_	$_

Loss per share:
Basic and diluted	9	(1.45)	(1.65)

Weighted average shares used in loss per share computation:
Basic and diluted		464,344,956	519,037,660

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Amounts expressed in thousands of US dollars (“$”))

	For the Six Months ended June 30,
	2020	2021
	$_	$_

Net loss	(674,326)	(855,760)

Other comprehensive loss, net of tax:
Foreign currency translation adjustments:
Translation loss	(11,694)	(25,758)

Net change	(11,694)	(25,758)

Available-for-sale investments:
Change in unrealized loss	(5,400)	(3,406)

Net change	(5,400)	(3,406)

Total other comprehensive loss, net of tax	(17,094)	(29,164)

Less: total comprehensive loss attributable to non-controlling interests	1,336	831

Total comprehensive loss attributable to Sea Limited’s ordinary shareholders	(690,084)	(884,093)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Amounts expressed in thousands of US dollars (“$”))

	For the Six Months ended June 30,
	2020	2021
	$_	$_

Cash flows from operating activities
Net loss	(674,326)	(855,760)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for credit losses	24,189	45,941
Amortization of discount on convertible notes	40,805	42,311
Amortization of intangible assets	5,695	7,811
Deferred income tax	(16,515)	(17,512)
Depreciation of property and equipment	74,526	111,256
Gain on disposal of subsidiary	(75,831)	–
Gain on re-measurement of equity interests	(3,003)	–
Impairment loss on investments	8,856	–
Net loss (gain) on debt extinguishment	12,158	(11,427)
Net foreign exchange differences	(19,041)	(16,993)
Share-based compensation	117,186	214,560
Share of results of equity investees	1,588	(1,198)
Unrealised loss on marketable equity securities	–	21,118
Others	2,943	2,764

Operating cash flows before changes in working capital:	(500,770)	(457,129)

Inventories	(36,408)	(40,037)
Accounts receivable	(63,383)	(21,017)
Prepaid expenses and other assets	(213,859)	(188,670)
Amounts due from related parties	(12,675)	8,346
Operating lease right-of-use assets	(16,199)	(155,440)
Accounts payable	29,737	56,874
Accrued expenses and other payables	324,992	493,408
Advances from customers	36,269	50,179
Operating lease liabilities	12,361	162,612
Deferred revenue	488,206	490,938
Income tax payable	16,621	37,401
Amounts due to related parties	9,554	13,261

Net cash generated from operating activities	74,446	450,726

Cash flows from investing activities
Purchase of property and equipment	(103,961)	(242,866)
Purchase of intangible assets and capitalized software costs	(8,086)	(13,594)
Purchase of investments	(41,114)	(980,296)
Proceeds from disposal of property and equipment	980	227
Proceeds from sale and maturity of investments	3,644	28,047
Distribution from investments	386	–
Acquisition of businesses, net of cash acquired	(90,994)	17,888
Disposal of subsidiary, net of cash disposed	15,380	–
Change in loans receivable	(87,047)	(459,233)

Net cash used in investing activities	(310,812)	(1,649,827)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued) (Amounts expressed in thousands of US dollars (“$”))

	For the Six Months ended June 30,
	2020	2021
	$_	$_

Cash flows from financing activities
Repayment of borrowings and finance lease obligations	(31,824)	(35)
Proceeds from borrowings	1,224	–
Proceeds from issuance of ordinary shares, net	6,234	18,953
Transaction with non-controlling interests	(19,042)	–
Payments for exchange and conversion of convertible notes	(50,000)	(1,929)
Proceeds from issuance of convertible notes, net	1,005,662	–
Change in accrued expenses and other payables	(125,417)	163,369

Net cash generated from financing activities	786,837	180,358

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	8,695	(31,750)
Net increase (decrease) in cash, cash equivalents and restricted cash	559,166	(1,050,493)
Cash, cash equivalents and restricted cash at beginning of the period	3,570,578	7,053,393

Cash, cash equivalents and restricted cash at end of the period	4,129,744	6,002,900

Supplement disclosures of cash flow information:
Income taxes paid	(54,545)	(81,586)
Interest paid	(12,422)	(22,383)

Supplement disclosures of non-cash activities:
Purchase of property and equipment included in accrued expenses and other payables	12,495	18,717
Purchase of intangible assets included in accrued expenses and other payables	3	(334)
Purchase of property and equipment included in prepayments	312	(87,387)
Purchase of intangible assets included in prepayments	(6,974)	(3,095)
Conversion and exchange of convertible notes into ordinary shares	(136,322)	(588,007)
Acquisition of subsidiaries by conversion of convertible notes or issuance of shares	72,000	252,960
Proceeds from disposal of a subsidiary included in prepaid expenses and other assets	38,430	–
Transfers of loans receivable to prepaid expenses and other assets	8,068	186

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	No of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Statutory reserves	Accumulated deficit	Total Sea Limited shareholders’ equity	Non-controlling interests	Total shareholders’ equity
		$_	$_	$_	$_	$_	$_	$_	$_

Balance as of January 1, 2020	463,244,652	230	4,687,284	5,449	46	(3,530,585)	1,162,424	10,228	1,172,652

Comprehensive loss:
Net loss for the period	–	–	–	–	–	(674,474)	(674,474)	148	(674,326)
Foreign currency translation adjustments	–	–	–	(10,210)	–	–	(10,210)	(1,484)	(11,694)
Net change in unrealized loss on available-for-sale investments	–	–	–	(5,400)	–	–	(5,400)	–	(5,400)
Acquisition of subsidiary	–	–	–	–	–	–	–	37,511	37,511
Appropriation of statutory reserves	–	–	–	–	66	(66)	–	–	–
Equity component of convertible notes	–	–	284,727	–	–	–	284,727	–	284,727
Purchase of capped calls related to issuance of convertible notes	–	–	(135,700)	–	–	–	(135,700)	–	(135,700)
Conversion and exchange of convertible notes into Class A ordinary shares	14,949,659	8	136,314	–	–	–	136,322	–	136,322
Transaction with non-controlling interests	–	–	(20,771)	–	–	–	(20,771)	1,729	(19,042)
Disposal of interest in a subsidiary	–	–	–	–	–	–	–	(11,971)	(11,971)
Shares issued to depositary bank	2,000,000	–	–	–	–	–	–	–	–
Exercise of share options	1,122,088	–	6,262	–	–	–	6,262	–	6,262
Restricted share awards and restricted share units issued	1,785,359	1	(1)	–	–	–	–	–	–
Share-based compensation	–	–	110,613	–	–	–	110,613	2,481	113,094
Settlement of share incentives with shares held by depositary bank	(2,807,447)	–	–	–	–	–	–	–	–

Balance as of June 30, 2020	480,294,311	239	5,068,728	(10,161)	112	(4,205,125)	853,793	38,642	892,435

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued) (Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	No of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive (loss) income	Statutory reserves	Accumulated deficit	Total Sea Limited shareholders’ equity	Non-controlling interests	Total shareholders’ equity
		$_	$_	$_	$_	$_	$_	$_	$_

Balance as of July 1, 2020	480,294,311	239	5,068,728	(10,161)	112	(4,205,125)	853,793	38,642	892,435

Comprehensive loss:
Net loss for the year	–	–	–	–	–	(943,582)	(943,582)	(6,249)	(949,831)
Foreign currency translation adjustments	–	–	–	13,813	–	–	13,813	413	14,226
Net change in unrealized gain on available-for-sale investments	–	–	–	981	–	–	981	26	1,007
Acquisition of subsidiaries	–	–	–	–	–	–	–	2,083	2,083
Appropriation of statutory reserves	–	–	–	–	2,251	(2,251)	–	–	–
Conversion of convertible notes into Class A ordinary shares	12,457,159	6	328,602	–	–	–	328,608	–	328,608
Issuance of Class A ordinary shares, net of issuance costs	15,180,000	8	2,908,291	–	–	–	2,908,299	–	2,908,299
Capital contributed by non-controlling interest	–	–	–	–	–	–	–	4,631	4,631
Transactions with non-controlling interests	–	–	477	48	–	–	525	(2,219)	(1,694)
Shares issued to depositary bank	4,000,000	–	–	–	–	–	–	–	–
Exercise of share options	1,739,081	1	55,686	–	–	–	55,687	–	55,687
Restricted share awards and restricted share units issued	1,462,633	1	(1)	–	–	–	–	–	–
Share-based compensation	–	–	164,788	–	–	–	164,788	–	164,788
Settlement of share incentives with shares held by depositary bank	(3,201,714)	–	–	–	–	–	–	–	–

Balance as of December 31, 2020	511,931,470	255	8,526,571	4,681	2,363	(5,150,958)	3,382,912	37,327	3,420,239

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued) (Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	Note	No of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Statutory reserves	Accumulated deficit	Total Sea Limited shareholders’ equity	Non-controlling interests	Total Shareholders’ equity
			$	$	$	$	$	$	$	$

Balance as of January 1, 2021		511,931,470	255	8,526,571	4,681	2,363	(5,150,958)	3,382,912	37,327	3,420,239

Comprehensive loss:
Net loss for the year		–	–	–	–	–	(856,132)	(856,132)	372	(855,760)
Foreign currency translation adjustments		–	–	–	(24,462)	–	–	(24,462)	(1,296)	(25,758)
Net change in unrealized loss on available-for-sale investments		–	–	–	(3,499)	–	–	(3,499)	93	(3,406)
Acquisition of subsidiaries	3	1,000,000	1	252,959	–	–	–	252,960	–	252,960
Appropriation of statutory reserves		–	–	–	–	(597)	597	–	–	–
Conversion of convertible notes into Class A ordinary shares		14,734,055	7	588,000	–	–	–	588,007	–	588,007
Transaction with non-controlling interests		–	–	(2,553)	291	–	–	(2,262)	2,262	–
Shares issued to depositary bank		7,000,000	–	–	–	–	–	–	–	–
Exercise of share options		4,006,975	2	18,951	–	–	–	18,953	–	18,953
Restricted share awards and restricted share units issued		2,250,704	1	(1)	–	–	–	–	–	–
Share-based compensation		–	–	203,690	–	–	–	203,690	–	203,690
Settlement of share incentives with shares held by depositary bank		(6,257,679)	–	–	–	–	–	–	–	–

Balance as of June 30, 2021		534,665,525	266	9,587,617	(22,989)	1,766	(6,006,493)	3,560,167	38,758	3,598,925

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	BASIS OF PRESENTATION

The unaudited interim condensed consolidated financial statements of Sea Limited (the “Company”), its subsidiaries and variable interest entities (“VIEs”) have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2020. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the six months ended June 30, 2020 and 2021 are not necessarily indicative of results to be expected for any other interim period or for the year ending December 31, 2021. The condensed consolidated balance sheet as of December 31, 2020 was derived from the audited consolidated financial statements, but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited condensed consolidated financial statements and the notes thereto should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020.

VIE disclosures

There were no pledges or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the primary beneficiaries of the VIEs, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The VIEs hold certain assets, including land, data servers and related equipment for use in their operations. The VIEs do not own any facilities except for the rental of certain office premises, warehouses and data centers from third parties under operating lease arrangements. They also hold certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s unaudited interim condensed consolidated balance sheets as such assets were all acquired or internally developed with insignificant cost and expensed as incurred. In addition, the Company also hires a sales and marketing as well as a research and development workforce for its daily operations and such costs are expensed when incurred. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIEs during the periods presented.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

The following tables represent the financial information of the VIEs whom the Company does not have majority voting interests as of December 31, 2020 and June 30, 2021 and for the six months ended June 30, 2020 and 2021 before eliminating the intercompany balances and transactions between the VIEs and other entities within the group:

	As of December 31,	As of June 30,
	2020	2021
	$	$

ASSETS:
Current assets:
Cash and cash equivalents	94,502	97,396
Amounts due from intercompanies (1)	44,928	141,878
Others	79,484	66,892

Total current assets	218,914	306,166

Non-current assets:
Property and equipment, net	35,453	33,988
Long-term investments	16,080	17,313
Deferred tax assets	47,948	48,776
Others	37,662	23,682

Total non-current assets	137,143	123,759

Total assets	356,057	429,925

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

	As of December 31,	As of June 30,
	2020	2021
	$	$
LIABILITIES:
Current liabilities:
Accrued expenses and other payables	91,186	112,185
Deferred revenue	212,377	204,926
Amounts due to intercompanies (1)	70,019	116,898
Others	31,104	28,104

Total current liabilities	404,686	462,113

Non-current liabilities:
Deferred revenue	55,200	70,953
Amounts due to intercompanies (1)	15,710	30,910
Others	18,418	6,759

Total non-current liabilities	89,328	108,622

Total liabilities	494,014	570,735

	For the Six Months ended June 30,
	2020	2021
	$	$

Revenue
- Third party customers	262,801	333,847
- Intercompanies	70,363	84,876

Net loss	(28,770)	(19,089)

	For the Six Months ended June 30,
	2020	2021
	$	$

Net cash generated from (used in) operating activities	59,030	(12,218)
Net cash (used in) generated from investing activities	(25,122)	500
Net cash generated from financing activities	32,220	14,025

(1)
Amounts due from or to intercompanies consist of intercompany receivables or payables to the other companies within the group arising from intercompany transactions and funds advanced for working capital purpose.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIEs for which the Company or a subsidiary of the Company is the primary beneficiary. All significant intercompany transactions and balances between the Company, its subsidiaries and the VIEs are eliminated upon consolidation.

(b)	Use of estimates

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to, revenue recognition, estimating the useful lives and impairment assessment of long-lived assets and goodwill, accounting for and impairment assessment of investments, impairment assessment of accounts receivable and loans receivables, accounting for deferred income taxes, accounting for share-based compensation arrangements and accounting for the Company’s financial instruments where the Company is the issuer. Changes in facts and circumstances may result in revised estimates. Given the global economic climate and unforeseen effects from COVID-19 pandemic, the process of estimation has become more challenging. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

(c)	Fair value of financial instruments

Available-for-sale investments are initially recognized at acquisition cost and subsequently remeasured at the end of each reporting period with the change in fair value recognized in accumulated other comprehensive income. Marketable equity securities, investments carried at fair value, certain other assets and share appreciation rights are measured at fair value with corresponding changes in the investments and liabilities’ fair values reflected in consolidated statements of operations. Convertible notes consist of 2023 Convertible Notes, 2024 Convertible Notes and 2025 Convertible Notes as defined in Note 6 of the consolidated financial statements. For the 2023 Convertible Notes, 2024 Convertible Notes and 2025 Convertible Notes, the liability component of the convertible notes was initially measured at fair value and subsequently amortized to its redemption amount using the effective interest rate method. The Company, with the assistance of an independent third party valuation firm, determined the estimated fair value of its convertible notes that are recognized in the consolidated financial statements.

(d)	Revenue recognition

Revenue is recognized upon transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to for those goods or services. Revenue is measured based on the amount of consideration that the Company expects to receive reduced by discounts, incentives and rebates. Revenue also excludes any amounts collected on behalf of third parties, including sales taxes and indirect taxes.

The Company evaluates revenue from services and sales of goods to determine if it controls such services and goods to be the principal (i.e., report revenues on a gross basis) or agent (i.e., report revenues on a net basis). The key indicators that the Company evaluates in determining gross versus net treatment include, but are not limited to, (i) which party is primarily responsible for fulfilling the promise to provide the specified good or service; (ii) which party bears inventory risks before the specified good or service has been transferred to a customer; and (iii) which party has discretion in establishing the price for the specified good or service.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

(e)	Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company's acquisitions of interests in its subsidiary and consolidated VIEs. During the measurement period, which does not exceed one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding adjustment to goodwill. Upon conclusion of the measurement period, any adjustments are recorded in the consolidated statements of operations.

Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In testing goodwill for impairment, the Company evaluates whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment indicates that goodwill impairment is more likely than not, the Company applies a one-step quantitative test and record the amount of goodwill impairment as the excess of a goodwill allocated to the reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

No impairment of goodwill was recorded in the six months ended June 30, 2020 and 2021.

(f)	Leases

Leases are classified at the inception date as either a finance lease or an operating lease. As the lessee, a lease is a finance lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the asset’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased asset to the lessor at the inception date.

Finance lease assets are included in property and equipment, net, and finance lease liabilities are included in accrued expenses and other payables, current and non-current.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. Operating leases (with an initial term of more than 12 months) are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities (current), and operating lease liabilities (non-current) in the consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company utilizes a market-based approach to estimate the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease prepayments, reduced by lease incentives and accrued rent. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

The Company has lease agreements with lease and non-lease components. The Company has elected to account for lease and non-lease components as a single lease component for data center leases only. In addition, leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets; the Company recognizes lease expense for these leases on a straight-line basis over the lease term. Certain lease agreements contain rent holidays and escalating rent are considered when determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease incentives.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

3.	ACQUISITIONS

During the six months ended June 30, 2021, the Company acquired three companies and its underlying subsidiaries for an aggregate consideration of $282,639. As a result, these companies were consolidated as subsidiaries of the Company from the date of acquisition. These acquisitions support the growth of the Company.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

$_

Cash and cash equivalent	42,294
Others	5,219
Total assets acquired	47,513

Income tax payable	(25,682)
Others	(1,976)
Total liabilities assumed	(27,658)
Net assets acquired	19,855

Fulfilled by:
Share consideration(1)	252,960
Cash consideration	29,679
Goodwill	262,784

(1)	Measured based on the fair value of the Company's ordinary shares on the date of acquisition.

The goodwill, which is not tax deductible, is mainly attributable to synergies expected to be achieved from the acquisition. The goodwill is allocated within the Digital Entertainment, Digital Financial Services and Other services segments.

The revenue and results since the acquisition date included in the consolidated statement of comprehensive loss for the period ended June 30, 2021 were insignificant. The Company’s revenue and results for the period would not be materially different should the acquisition has otherwise occurred on January 1, 2021.

The related transaction costs of the acquisition were not material to the Company’s consolidated financial statements.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

4.	LOANS RECEIVABLE, NET

Loans receivable represents loans granted to commercial and consumer customers. The Company monitors credit quality for all loans receivable on a recurring basis by evaluating the customer’s prior repayment history available internally and external sources information, where applicable. The Company uses delinquency status and trends to assist in making new and ongoing credit decisions, and to plan our collection practices and strategies. The following table presents the loans receivable by each of the loan portfolio:

	As of
	December 31, 2020	June 30, 2021
	$	$

Commercial	183,710	171,619
Consumer	259,860	710,244
	443,570	881,863
Allowance for credit losses	(40,484)	(73,890)
	403,086	807,973

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

	As of June 30, 2021
	Year of origination
	2021	2020	2019	2018	2017	Prior	Total
Commercial	$	$	$	$	$	$	$
Delinquency:
Current	19,522	106,345	16,132	5,217	3,812	1,607	152,635
Past due
- 1 to 30 days	668	4,365	585	2,974	100	11	8,703
- 31 to 60 days	340	3,162	276	61	128	2	3,969
- 61 to 90 days	31	287	348	112	7	70	855
- More than 90 days	–	5,017	228	131	34	47	5,457
	20,561	119,176	17,569	8,495	4,081	1,737	171,619

Consumer
Delinquency:
Current	633,129	7,871	12,325	9,461	5,989	1,313	670,088
Past due
- 1 to 30 days	10,899	866	585	513	134	37	13,034
- 31 to 60 days	6,483	506	1,000	1,676	734	119	10,518
- 61 to 90 days	4,260	1,286	130	271	64	13	6,024
- More than 90 days	7,101	2,962	246	88	25	158	10,580
	661,872	13,491	14,286	12,009	6,946	1,640	710,244

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

An analysis of the loans receivable’s allowance for credit losses by portfolio segment is as follows:

	Commercial	Consumer	Total
	$	$	$
Balance at January 1, 2020	–	–	–
Acquisition of subsidiaries	14,721	6,750	21,471
(Reversal) Charged to expenses	(1,687)	12,944	11,257
Write-off of loans receivable	(3,911)	(6,115)	(10,026)
Exchange differences	(915)	(201)	(1,116)

Balance at June 30, 2020	8,208	13,378	21,586
Acquisition of subsidiaries	2,335	2,604	4,939
Charged to expenses	27,750	12,061	39,811
Write-off of loans receivable	(10,890)	(16,460)	(27,350)
Exchange differences	921	577	1,498

Balance at December 31,2020	28,324	12,160	40,484
Charged to expenses	11,001	36,695	47,696
Write-off of loans receivable	(9,757)	(2,544)	(12,301)
Exchange differences	(951)	(1,038)	(1,989)

Balance at June 30, 2021	28,617	45,273	73,890

Additions to the Company’s allowance for credit losses were recorded within general and administrative expenses.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

5.	INVESTMENTS

The following table sets forth a breakdown of the categories of short-term and long-term investments held by the Company:

	As of
	December 31, 2020	June 30, 2021
	$	$
Short-term investments

Debt securities:
Held to maturity	28,330	718,517
Available-for-sale	21,769	168,091
Equity securities	76,000	75,533

	126,099	962,141
Long-term investments

Debt securities:
Held to maturity	68,854	67,463
Available-for-sale	5,276	45,385
Equity securities	21,419	42,684
Equity method investments	94,933	108,848
Investments carried at fair value	–	21,992

	190,482	286,372

Held to maturity investments includes time deposits placed with financial institutions, medium-term notes and sovereign bonds. Available-for-sale securities includes sovereign bonds, exchangeable loan, convertible loan and corporate bonds.

Short-term equity securities represent investment in marketable equity securities and warrant. The unrealized fair value loss of nil and $21,118 related to the marketable equity securities had been recognized in the consolidated statements of operations as "Investment gain (loss), net" during the six months ended June 30, 2020 and 2021, respectively.

Investments carried at fair value represents unquoted equity securities which are accounted for in accordance with ASC 946 Financial Services—Investment Companies.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

The following table summarizes the cost or amortized cost, gross unrecognized gains and losses, gross unrealized gains and losses, and fair value of the Company’s debt securities and investments carried at fair value as of December 31, 2020 and June 30, 2021 are shown as below:

	As of December 31, 2020
	Cost or Amortized cost	Gross unrecognized gains	Gross unrecognized losses	Gross unrealized gains	Gross unrealized losses	Fair value
	$	$	$	$	$	$
Short-term investments
Debt securities:
Held to maturity	28,330	–	(1)	–	–	28,329
Available-for-sale	20,859	–	–	910	–	21,769

Long-term investments
Debt securities:
Held to maturity	68,854	3,197	(23)	–	–	72,028
Available-for-sale	5,174	–	–	102	–	5,276

	123,217	3,197	(24)	1,012	–	127,402

	As of June 30, 2021
	Cost or Amortized cost	Gross unrecognized gains	Gross unrecognized losses	Gross unrealized gains	Gross unrealized losses	Fair value
	$	$	$	$	$	$
Short-term investments
Debt securities:
Held to maturity	718,517	–	–	–	–	718,517
Available-for-sale	170,872	–	–	77	(2,858)	168,091

Long-term investments
Debt securities:
Held to maturity	67,463	2,123	(495)	–	–	69,091
Available-for-sale	45,003	–	–	426	(44)	45,385
Investments carried at fair value	21,992	–	–	–	–	21,992

	1,023,847	2,123	(495)	503	(2,902)	1,023,076

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

6.	CONVERTIBLE NOTES

	As of
	December 31,	June 30,
	2020	2021
	$_	$_

2023 Convertible Notes	41,263	29,190
2024 Convertible Notes	916,560	348,137
2025 Convertible Notes	882,583	905,169

	1,840,406	1,282,496

The Company issued the following convertible notes and the terms are as follow:

	2023 Convertible Notes	2024 Convertible Notes	2025 Convertible Notes
Issuance date	June 18, 2018	November 18, 2019	May 22, 2020
Maturity date	July 1, 2023	December 1, 2024	December 1, 2025
Principal amount	$575,000	$1,150,000	$1,150,000
Interest rate	2.25%	1.00%	2.375%
Initial conversion rate	50.5165 American Depositary Shares (“ADSs”) per $1 principal amount, equivalent to $19.80 per ADS	19.9475 ADSs per $1 principal amount, equivalent to $50.13 per ADS	11.0549 ADSs per $1 principal amount, equivalent to $90.46 per ADS
Agreed conversion date	January 1, 2023	June 1, 2024	September 1, 2025

The 2023 Convertible Notes, 2024 Convertible Notes and 2025 Convertible Notes holders (the ‘Holders’) have the right, at their option, to convert the outstanding principal amount of the convertible notes, in whole or in part in integral multiples of $1 principal amount (i) upon satisfaction of one or more of the conversion conditions as defined in the indenture prior to the close of business day immediately preceding the agreed conversion date; or (ii) anytime on or after the agreed conversion date until the close of business on the second scheduled trading day immediately preceding the maturity date (the “Conversion Option”).

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

The conversion is subject to the anti-dilution and make-whole fundamental change adjustments. Upon conversion, the Company has the right, at its option, to pay or deliver, either cash, ADSs, or a combination of cash and ADSs to the Holders.

If certain events of default, changes in tax laws of the relevant taxing jurisdiction or fundamental change, optional redemption or clean up redemption as defined in the indenture were to occur, of which the optional redemption and clean up redemption only applies to the 2024 Convertible Notes and 2025 Convertible Notes, the outstanding obligations under the respective convertible notes could be immediately due and payable (the “Contingent Redemption Options”).

The Company evaluated the Conversion Option and Contingent Redemption Options in accordance with ASC 815 to determine if these features require bifurcation. The Conversion Option was not required to be bifurcated because it was indexed to the Company’s ADSs and meets all additional conditions for equity classification. The Contingent Redemption Options were not required to be bifurcated because they were considered to be clearly and closely related to the debt host, as the convertible notes were not issued at a substantial discount and are redeemable at par.

The 2023 Convertible Notes, 2024 Convertible Notes and 2025 Convertible Notes were accounted for under ASC 470-20 Cash Conversion Subsections as follow:

	2023 Convertible Notes	2024 Convertible Notes	2025 Convertible Notes

Liability component	$410,926	$897,918	$856,635
Effective interest rate	9.38%	6.03%	8.21%
Equity component	$152,714	$240,582	$284,727
Debt issuance cost, allocated in proportion to the allocation of proceeds	$11,360	$11,500	$8,638

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

The liability component was initially measured at fair value and subsequently amortized to its redemption amount using the effective interest method. The residual value was allocated to the equity component, classified within “Additional Paid-up Capital” and not subsequently remeasured. The following table presents the carrying amount of the liability components of the 2023 Convertible Notes, 2024 Convertible Notes and 2025 Convertible Notes:

	December 31, 2020				June 30, 2021
	2023 Convertible Notes	2024 Convertible Notes	2025 Convertible Notes	Total	2023 Convertible Notes	2024 Convertible Notes	2025 Convertible Notes	Total
	$	$	$	$	$	$	$	$

Principal	49,000	1,112,320	1,149,500	2,310,820	33,530	412,402	1,149,500	1,595,432
Less: unamortized issuance cost and debt discount	(7,737)	(195,760)	(266,917)	(470,414)	(4,340)	(64,265)	(244,331)	(312,936)

Net carrying amount	41,263	916,560	882,583	1,840,406	29,190	348,137	905,169	1,282,496

During the six months ended June 30, 2020 and 2021, the Company recognized total interest expense for coupon interest of $14,849 and $18,715, respectively and amortization of discount on the liability component amounted to $40,805 and $42,311, respectively.

The if-converted value of 2023, 2024 and 2025 Convertible Notes exceeded the principal amount by $443,710, $3,304,202 and $1,379,949, as of December 31, 2020, respectively and $431,592, $1,846,564 and $2,340,009 as of June 30, 2021, respectively.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

Capped call transactions

In connection with the offering of 2024 Convertible Notes and 2025 Convertible Notes, the Company entered into separately negotiated capped call transactions with certain counterparties (collectively, the “Capped Calls”). The details of the Capped Calls are as follows:

	2024 Convertible Notes	2025 Convertible Notes

Initial strike price per share	$50.13	$90.46
Initial cap price per share	$70.36	$136.54

The Capped Calls are generally intended to reduce or offset the potential economic dilution to our Class A ordinary shares upon any conversion of the 2024 Convertible Notes and 2025 Convertible Notes, respectively, with such reduction or offset, as the case may be, subject to a cap based on the cap price. As the Capped Calls are considered indexed to the Company’s own stock and are equity classified, they are recorded in shareholders’ equity and are not accounted for as derivative. The costs of $97,060 and $135,700 incurred in connection with the Capped Calls of the 2024 Convertible Notes and 2025 Convertible Notes, respectively, were recorded as reductions to additional paid-in capital. Capped Calls are excluded from the calculation of diluted earnings per share, as they would be antidilutive under treasury stock method.

Conversion of convertible notes

During the six months ended June 30, 2021, a total principal amount of $715,388 convertible notes were converted by certain Holders. These conversions were satisfied through Class A ordinary shares or a combination of cash and Class A ordinary shares settlement.

Subsequent to June 30, 2021, certain Holders converted a total principal amount of $181,252 convertible notes. These conversions were satisfied through Class A ordinary shares settlement.

The conversion completed during the six months ended June 30, 2021 resulted in a net gain on debt extinguishment of $11,427 recorded in the consolidated statements of operations as “Interest expense”.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

7.	SHARE BASED COMPENSATION

The Company amended its 2009 share incentive plan (the “Plan”) in July 2019. Under the Plan, the Company may grant options, restricted share award (“RSA”), restricted share unit (“RSU”) or share appreciation right (“SAR”) to its officers, employees, directors and other eligible persons (collectively known as “Eligible Persons”) of up to 83,000,000 Class A ordinary shares. The Plan is administered by an authorized administrator appointed by the Board of Directors of the Company set forth in the Plan (the “Plan Administrator”).

The maximum number of shares which may be issued pursuant to all awards under the Plan will increase on January 1 of each of 2019, 2020, 2021 and 2022 by 5% of the total number of ordinary shares of all classes of the Company outstanding on that day immediately before such annual increase pursuant to the Plan. With effect on January 1, 2019, July 25, 2019, January 1, 2020 and January 1, 2021, the maximum number of shares which may be issued pursuant to all awards under the Plan increased to 100,129,938, 103,129,938, 123,292,170 and 148,888,743 Class A ordinary shares.

During the six months ended June 30, 2020 and 2021, the Company granted 5,806,825 options, 4,010,828 RSUs and 78,595 SARs, and 4,162,121 options, 2,220,693 RSUs and 32,635 SARS to the Eligible Persons. All options granted have a contractual term of ten years. The options vest according to the stated vesting period in the grantee’s option agreement. The RSUs and SARs generally vest 25% on the first anniversary year from the stated vesting commencement date and the remaining 75% will vest in 12 substantially equal quarterly instalments.

The Company calculated the estimated fair value of the options on the respective grant dates using the Black-Scholes option pricing model with the following assumptions.

Granted in 2021

Risk-free interest rates	0.74%~1.07%
Expected term	5.6~7.5 years
Expected volatility	32.1%~33.0%
Expected dividend yield	–
Fair value of share options	$71.70~$84.14

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

Total compensation expense relating to options, RSAs, RSUs and SARs granted to Eligible Persons after deducting forfeitures recognized for the six months ended June 30, 2020 and 2021, respectively, is as follows:

	For the Six Months ended June 30,
	2020	2021
	$_	$_

Share options:
Cost of revenue	65	247
Sales and marketing expenses	31	5
General and administrative expenses	74,363	109,351
Research and development expenses	213	33

	74,672	109,636

RSAs and RSUs:
Cost of revenue	1,993	3,845
Sales and marketing expenses	4,306	9,562
General and administrative expenses	14,299	27,697
Research and development expenses	17,824	52,950

	38,422	94,054

SARs:
Cost of revenue	980	2,471
Sales and marketing expenses	1,898	4,707
General and administrative expenses	1,078	3,029
Research and development expenses	136	663

	4,092	10,870

Total	117,186	214,560

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

8.	INCOME TAX EXPENSE

Income tax expense comprises:

	For the Six Months ended June 30,
	2020	2021
	$_	$_

Income tax	45,477	120,369
Deferred tax	(16,515)	(17,512)
Withholding tax expense	22,096	23,359

	51,058	126,216

9.	LOSS PER SHARE

Basic and diluted loss per share for each of the periods presented is calculated as follows:

	For the Six Months ended June 30,
	2020	2021
	$_	$_

Numerator:
Net loss attributable to ordinary shareholders	(674,474)	(856,132)

Denominator:
Weighted-average number of shares outstanding - basic and diluted	464,344,956	519,037,660

Basic and diluted loss per share:	(1.45)	(1.65)

The following potential common shares were excluded from calculation of diluted net loss per share because their effect would have been anti-dilutive for the periods presented:

	For the Six Months ended June 30,
	2020	2021

Share options	51,828,665	50,245,808
RSAs/RSUs	9,994,971	8,896,838
Convertible notes	55,682,148	22,627,815

	117,505,784	81,770,461

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

The denominator for diluted loss per share for the six months ended June 30, 2020 and 2021 does not include any effect from the Capped Calls (Note 6) because it would be anti-dilutive. In the event of conversion of any or all of the 2024 Convertible Notes and 2025 Convertible Notes, the shares that would be delivered to the Company under the Capped Calls are designed to neutralize the dilutive effect of the shares that the Company would issue under the convertible notes.

During the six months ended June 30, 2020 and 2021, respectively, the Company issued 2,000,000 and 7,000,000 Class A ordinary shares to its share depositary bank which will be used to settle share incentive awards. No consideration was received by the Company for this issuance of Class A ordinary shares. These Class A ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of loss per share. Any Class A ordinary shares not used in the settlement of share incentive awards will be returned to the Company.

During the six months ended June 30, 2020 and 2021, respectively, 2,807,447 and 6,257,679 issued Class A ordinary shares were used to settle the exercise of share incentive awards.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

10.	RELATED PARTY TRANSACTIONS

(a)	Related parties (1)

Name of related parties	Relationship with the Company

Tencent Limited and its affiliates (“Tencent”)	A shareholder of the Company

(1)	These are the related parties that have engaged in significant transactions with the Company for the six months ended June 30, 2020 and 2021.

(b)	The Company had the following significant related party transactions for the six months ended June 30, 2020 and 2021, respectively:

	Six months ended June 30,
	2020	2021
	$	$_

Royalty fee and license fee to:
- Tencent	53,931	69,128

Services provided by:
- Tencent	11,369	9,935

(c)	The Company had the following significant related party balances as of December 31, 2020 and June 30, 2021:

	As of
	December 31,	June 30,
	2020	2021
	$_	$_
Amounts due to related parties:
- Tencent	38,416	57,082

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

11.	SEGMENT REPORTING

The Company has three reportable segments, namely digital entertainment, e-commerce and digital financial services. The Chief Operating Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating financial performance of each segment.

Description of Reportable Segments:

Digital entertainment – Garena’s platform offers mobile and PC online games and develops mobile games for the global market. Garena is the global leader in eSports, it also provides access to other entertainment content and social features, such as live streaming of gameplay, user chat and online forums.

E-commerce – Shopee’s platform is a mobile-centric, social-focused marketplace. It provides users with a convenient, safe, and trusted shopping environment with integrated payment, logistics infrastructure and comprehensive seller services. Products from manufacturers and third parties are also purchased and sold directly to buyers on Shopee’s platform.

Digital financial services – SeaMoney provides a variety of payment services and loans to individuals and businesses. It is an important payment infrastructure supporting the Company’s digital entertainment and e-commerce businesses. In addition, SeaMoney also integrates with third party merchant partners and covers a broad set of consumption use cases.

A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other services”.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

Information about segments for the six months ended June 30, 2020 and 2021 presented were as follows:

	For the Six Months ended June 30, 2020
	Digital Entertainment	E-Commerce	Digital Financial Services	Other Services	Unallocated expenses (1)	Consolidated
	$	$	$	$	$	$
Revenue	753,629	706,230	22,032	115,063	–	1,596,954

Operating income (loss)	341,064	(636,541)	(193,612)	(23,632)	(127,806)	(640,527)
Non-operating income, net						18,847
Income tax expense						(51,058)
Share of results of equity investees						(1,588)

Net loss						(674,326)

	For the Six Months ended June 30, 2021
	Digital Entertainment	E-Commerce	Digital Financial Services	Other Services	Unallocated expenses (1)	Consolidated
	$	$	$	$	$	$
Revenue	1,805,602	2,077,487	140,039	21,064	–	4,044,192

Operating income (loss)	1,029,577	(1,084,139)	(316,648)	(84,582)	(226,637)	(682,429)
Non-operating loss, net						(48,313)
Income tax expense						(126,216)
Share of results of equity investees						1,198

Net loss						(855,760)

(1) Unallocated expenses are mainly relating to share-based compensation, general and corporate administrative costs, such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segments results as they are not reviewed by the CODM as part of segment performance.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

Revenue from external customers is classified based on the geographical locations where the services were provided.

	For the Six Months ended June 30,
	2020	2021
	$_	$_
Revenue

Southeast Asia	992,331	2,541,824
Latin America	300,830	776,728
Rest of Asia	256,911	560,012
Rest of the world	46,882	165,628

Consolidated revenue	1,596,954	4,044,192

12.	FAIR VALUE MEASUREMENTS

ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

In accordance with ASC 820, the Company measures cash equivalents, restricted cash, available-for-sale investments, marketable equity securities investments, investments carried at fair value, certain other assets, derivative instruments and SARs at fair value. The liability component of the 2023 Convertible Notes, 2024 Convertible Notes and 2025 Convertible Notes is measured at fair value on its issuance and extinguishment date. Cash equivalents are classified within Level 1 because they are valued using quoted market prices in active markets for identical assets and liabilities.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

Derivative instruments are classified within Level 2 of the fair value hierarchy because the valuation inputs are based on quoted prices and market observable data of similar instruments in active markets, such as currency spot and forward rates.

As of December 31, 2020 and June 30, 2021, Level 3 assets and liabilities of the Company included investments in exchangeable and convertible loan, investments in sovereign bonds, investments carried at fair value and preference shares of investees and other assets.

Investments in debt securities - for short-term investment in debt securities, the carrying amount approximates fair value due to its short-term nature.

Other assets – the Company used Market approach to determine the fair value of certain assets by comparing to the sale and purchase transactions of comparable assets in the market, adjusted with differences such as size, physical condition, location and etc.

2023 Convertible Notes, 2024 Convertible Notes and 2025 Convertible Notes – the Company used discounted cash flow method to determine the fair value of the liability component (non-recurring, Level 3). The discounted cash flow taking into the present value of expected future cash flows from coupon interest and redemption amount, discounted by the credit yield as at issuance date with reference to similar instruments that did not have associated convertible features.

Investments carried at fair value – the Company used a combination of valuation methodologies, including market and income approaches based on the Company’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing of the investees, future cash flow forecasts, liquidity factors and multiples of a selection of comparable companies.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement at December 31, 2020
	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Unobservable inputs (Level 3) $	Total $

Cash equivalents	74,272	–	–	74,272
Held to maturity investments	100,071	–	286	100,357
Available-for-sale investments	5,688	–	21,357	27,045
Equity securities	76,000	–	–	76,000
Other assets	–	–	19,024	19,024
Share appreciation rights	(11,640)	–	–	(11,640)

	244,391	–	40,667	285,058

	Fair value measurement at June 30, 2021
	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Unobservable inputs (Level 3) $	Total $

Cash equivalents	575,601	–	–	575,601
Held to maturity investments	787,122	–	486	787,608
Available-for-sale investments	49,017	–	164,459	213,476
Equity securities	55,533	–	–	55,533
Investments carried at fair value	–	–	21,992	21,992
Other assets	–	–	16,221	16,221
Derivative assets(1)	–	67	–	67
Derivative liabilities (2)	–	(1,204)	–	(1,204)
Share appreciation rights	(18,038)	–	–	(18,038)

	1,449,235	(1,137)	203,158	1,651,256

    (1) Included in prepaid expenses and other assets in the consolidated balance sheets and not designated as hedges.
    (2) Included in accrued expenses and other payables in the consolidated balance sheets and not designated as hedges.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

    Reconciliations of assets and liabilities categorized within Level 3 under the fair value hierarchy are as follow:
$
Assets:
Available-for-sale investments
Balance at January 1, 2020	128,418
Impairments	(13,429)
Conversion into ordinary shares of investees	(72,000)
Fair value loss included in other comprehensive income	(5,400)

Balance at June 30, 2020	37,589
Addition	20,429
Impairments	(37,571)
Fair value loss included in other comprehensive income	910

Balance at December 31, 2020	21,357
Addition	146,871
Fair value loss included in other comprehensive income	(3,769)

Balance as at June 30, 2021	164,459

Investments carried at fair value
Balance at January 1, 2020, June 30, 2020 and December 31, 2020	–
Addition	21,992

Balance at June 30, 2021	21,992

Other assets
Balance at January 1, 2020	–
Acquisition of subsidiary	8,718
Additions	10,928
Disposals	(45)
Exchange differences	(373)

Balance at June 30, 2020	19,228
Acquisition of subsidiary	142
Additions	2,412
Disposals	(318)
Write-down	(3,713)
Exchange differences	1,273

Balance at December 31, 2020	19,024
Additions	186
Disposals	(1,989)
Write-down	(441)
Exchange differences	(559)

Balance at June 30, 2021	16,221

The Company’s valuation techniques used to measure the fair value were derived from management’s assumptions of estimations.

SEA LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

13.	COMMITMENTS AND CONTINGENCIES

Purchase commitments

The Company has commitments to purchase property and equipment of $165,717 and $219,496, committed licensing fee payable for the licensing of game titles of $2,799 and $6,015 and commitment to invest in certain companies of $30,136 and $89,121 as of December 31, 2020 and June 30, 2021, respectively.

Minimum guarantee commitments

The Company has commitments to pay minimum guarantee of royalty fee to game developers for certain online games it licensed from those game developers. As of December 31, 2020 and June 30, 2021, the minimum guarantee commitment amounted to $24,473 and $23,043 respectively, for its launched games and licensed but yet launched games.

Operating lease commitments

The Company has entered into commercial operating and finance leases for the use of computers, offices, warehouses and data centers as lessee. These leases have original terms not exceeding 10 years. These leases have varying terms, escalation clauses and renewal rights. As of December 31, 2020 and June 30, 2021, the Company has additional operating leases, primarily for offices, warehouses and data centers, that have not yet commenced of $30,404 with lease terms not exceeding 5 years and $410,751 with lease terms not exceeding 10 years.

Others

The Company has commitments to extend credit to customers on demand and interest receivables on non-performing assets which is not accrued. As of December 31, 2020 and June 30, 2021, the undrawn credit facilities and interest receivables on non-performing assets amounted to $6,533 and $176 and $2,295 and $2,961, respectively.